TRENCH ELECTRIC B.V. FORM 6-K EQUIVALENT

WASHINGTON, DC 20549

U.S. SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934.*

For the Quarter Ending September 28, 2002.

Trench Electric B.V.

(Exact Name of Registrant as Specified in Its Charter)

The Netherlands

(Jurisdiction of Incorporation or Organization)

Strawinskylaan 3105, 1077ZX, Amsterdam, The Netherlands

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X

                               Form 40-F  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____

  No     X

* This Form 6-K Equivalent is furnished pursuant to an indenture agreement.

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TRENCH ELECTRIC B.V.

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TRENCH ELECTRIC B.V.

PART I.  FINANCIAL INFORMATION

ITEM 1.  CONSOLIDATED FINANCIAL STATEMENTS (Unaudited except for December 31, 2001 figures)

CONSOLIDATED BALANCE SHEET

(in thousands of U.S. dollars)

	(unaudited) Sept. 28, 2002	Dec. 31, 2001

ASSETS Current assets Cash and cash equivalents	$ 16,539	$ 11,729
Trade accounts receivable — net	59,482	65,184
Inventories, net (note 4)	39,853	35,944
Prepayments	677	433
Deferred income tax	431	431
Other current assets	5,519	5,170
Total current assets	122,501	118,891
Property, plant and equipment (note 5)	66,517	65,037
Goodwill (note 6)	120,552	115,382
Prepaid pension	1,014	1,006
Deferred financing costs — net of accumulated amortization	4,960	5,575
Deferred income tax	11,077	11,077
Other assets	75	69
Total assets	$ 326,696	$ 317,037

LIABILITIES Current liabilities Bank indebtedness	$ -	$ 10,699
Trade accounts payable	29,593	33,138
Accrued liabilities	31,780	21,466
Advance billings	1,548	2,571
Due to parent	5,350	3,696
Income tax payable	4,428	4,527
Deferred income tax	136	136
Current portion of obligation under capital lease (note 9)	505	503
Current portion of long-term debt (note 7)	12,898	10,885
Total current liabilities	86,238	87,621
Long-term portion of obligation under capital lease (note 9)	266	577
Long-term debt (note 7)	168,027	170,692
Pension and post-retirement benefits	15,216	13,956
Deferred income tax	10,332	10,332
Other liabilities	3,473	3,509
Total liabilities	283,552	286.687

Contingencies and commitments
Minority interest	8,995	6,933

SHAREHOLDER'S EQUITY Share capital Authorized (200,000 common shares of one Dutch Guilder each, issued and outstanding 40,000 common shares of one Dutch Guilder each)	20	20
Additional paid in capital	75,694	75,694
Accumulated other comprehensive loss	(7,611)	(15,526)
Accumulated deficit	(33,954)	(36,771)
Total shareholder’s equity	34,149	23,417
Total liabilities and shareholder’s equity	$ 326,696	$ 317,037

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TRENCH ELECTRIC B.V.

UNAUDITED

CONSOLIDATED STATEMENT OF INCOME (LOSS)

(in thousands of U.S. dollars)

	Three months ended		Nine months ended
	Sept 28,	Sept. 30,	Sept 28,	Sept. 30,
	2002	2001	2002	2001

Sales	$ 59,952	$ 52,064	$ 188,462	$ 160,306
Cost of sales	43,412	37,830	131,424	114,719
Gross profit	16,540	14,234	57,038	45,587
Selling, general and administrative expenses	11,342	11,196	34,802	34,216
Gain on disposal of assets	-	-	(350)	-
Operating income	5,198	3,038	22,586	11,371
Foreign exchange loss (gain)	5,646	4,510	(979)	7,422
Interest expense	4,976	4,996	14,745	15,242
Income (loss) before income taxes and minority interest	(5,424)	(6,468)	8,820	(11,293)
Provision for income taxes	381	758	3,560	2,018
Income (loss) for the period before minority interest	(5,805)	(7,226)	5,260	(13,311)
Minority interest	1,290	419	2,443	763
Net income (loss) for the period	$ (7,095)	$ (7,645)	$ 2,817	$ (14,074)
Other information:
EBITDA (1)	$ 7,249	$ 6,452	$ 28,020	$ 21,697
Goodwill amortization included in selling, general and administrative expenses (2)	$ -	$ 906	$ -	$ 2,677

(1)

EBITDA is presented because management believes that it is a widely accepted financial indicator of our ability to service and incur debt. EBITDA represents operating income before depreciation and amortization and items considered to be unusual by management, such as restructuring charges. These unusual charges for the nine months ended Sept. 28, 2002 and Sept. 30, 2001 amount to NIL and $2.5 million, respectively.  EBITDA is not a measure of performance calculated in accordance with Generally Accepted Accounting Principles (GAAP) in the United States and should not be considered as an alternative to consolidated net income (loss) as an indicator of our performance or as an alternative to cash flows as a measure of liquidity.  Our definition of EBITDA may not be comparable to other similarly titled measures used by other companies.

(2)

Starting in 2002, under SFAS 142, “Goodwill and Other Intangible Assets,” we are no longer required nor permitted to record goodwill amortization.  Goodwill now has an indefinite useful life and will not be amortized, but rather will be tested at least annually for impairment.  The other information provided on goodwill amortization is intended to enable the user to understand the effect of this accounting change on net income from 2001 to 2002.  Please refer to the accompanying notes 2 and 10 for more information.

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TRENCH ELECTRIC B.V.

UNAUDITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands of U.S. dollars)

	For the nine months ended
	Sept 28, 2002	Sept 30, 2001

Cash provided by (used in) OPERATING ACTIVITIES Net income (loss) for the period	$ 2,817	$ (14,074)
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	2,443	763
Depreciation of property, plant and equipment	5,433	5,127
Amortization of goodwill	-	2,677
Amortization of deferred financing costs and non-cash interest	993	1,119
(Gain) loss on sale of assets	(350)	50
Unrealized exchange loss (gain) on long-term debt	(2,147)	7,200
Changes in non-cash working capital and other non-cash items	9,243	(557)
	18,432	2,305

INVESTING ACTIVITIES
Acquisition	-	(1,130)
Proceeds on sale of assets	887	107
Purchase of property, plant and equipment	(2,318)	(5,555)
	(1,431)	(6,578)

FINANCING ACTIVITIES
Net proceeds/(payments) from/to revolving credit facility	(10,714)	(899)
Proceeds from short-term debt	362	-
Payments on long-term debt	(1,721)	(2,360)
Payments on capital leases	(352)	-
	(12,425)	(3,259)
Effect of exchange rate changes on Cash	234	(552)
Increase (decrease) in cash during the Period	4,810	(8,084)
Cash and cash equivalents, beginning of Period	11,729	20,519
Cash and cash equivalents, end of Period	$ 16,539	$ 12,435

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 28, 2002

(expressed in thousands of U.S. dollars unless stated otherwise)

1.

FORMATION AND BASIS OF PRESENTATION

Trench Electric B.V. (“the Company”) is incorporated in the Netherlands and is a multinational manufacturing and engineering group with major operations in the Americas (Brazil and Canada), Europe (Austria, England, France, Germany and Switzerland) and Asia (Shanghai, China and Fushun, China). Trench Electric B.V. and subsidiary companies (collectively “the Group”) manufacture electrical transmission and distribution equipment that transforms, regulates, conditions and measures electricity for utilities and industrial customers.

We have a 52 or 53-week fiscal year and each quarter ends on the Saturday nearest to the last day of the quarter. All general references to years relate to fiscal years unless otherwise noted.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statements

The accompanying unaudited financial statements reflect all adjustments (consisting of normal, recurring items) necessary for the fair presentation of results for these interim periods.  These results are based upon generally accepted accounting principles consistently applied with those used in the preparation of our 2001 Annual Report on Form 20-F and updated for recent accounting pronouncements.

Principles of consolidation

The consolidated financial statements include the accounts of Trench Electric B.V. and all subsidiaries. All significant inter-company items have been eliminated in consolidation.  Entities which are not controlled but over which we have the ability to exercise significant influence are accounted for using the equity method.  All businesses acquired have been fully consolidated using the purchase method from the date the responsibility for the subsidiary was transferred to us.

Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency translation

Translation gains and losses result from the effect of exchange rate changes on transactions denominated in currencies other than the subsidiaries’ local currencies.  Gains and losses on those transactions are included in the income statement for the period in which exchange rates change.

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For subsidiaries with functional currencies other than the U.S. dollar, all assets and liabilities have been translated into U.S. dollars at the exchange rates prevailing at the balance sheet date, equity at historical rates and all income and expenses have been translated at the average exchange rates prevailing during the period. The resulting translation adjustments have been recorded as a component of other comprehensive income (loss).

Cash and cash equivalents

Cash and cash equivalents include bank deposits and term deposits at varying rates of interest and with maturities of less than ninety days at acquisition.

Inventories

Inventories include materials, labor and an allocation of overhead. Inventories are stated at the lower of cost, determined on a first-in, first-out basis, and either replacement costs for raw materials or net realizable value for work-in-process and finished goods.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets on a straight-line basis, using the following annual rates:

Buildings 2.5% — 10%
Machinery and equipment 6.5% — 33.3%

Goodwill

Goodwill arising from business acquisitions before July 1, 2001 had been amortized over a range of ten to forty years on a straight-line basis.  The estimated useful life of such goodwill varied depending on the nature of each acquisition.

As a result of the FASB approved statement SFAS No. 142 “Goodwill and Other Intangible Assets” as discussed under the heading Accounting Developments, amortization of goodwill has ceased on the first of January 2002. Please refer to “accounting developments” below and note 10 for more information.

Deferred financing costs

Deferred financing costs are amortized over the expected life of the related debt on a straight-line basis and forms part of total interest expense.

Impairment of long lived assets

We evaluate whether events or circumstances have occurred that indicate that the carrying amount of long-lived assets may not be recoverable at least annually. When factors indicate possible impairment, we recognize an impairment loss if the sum of the expected future undiscounted, without interest charges, cash flow is less than the carrying amount of the asset. The amount of the impairment loss would be the difference between the fair value of the respective asset and its carrying amount.  Please refer to the section on Accounting developments for details on the new accounting standard on impairment of long lived assets.

Research and development

Research and development expenses are charged to the statement of income as they are incurred.

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TRENCH ELECTRIC B.V.

Concentration of credit risk

Financial instruments that potentially subject us to credit risk are trade accounts receivable and foreign exchange contracts. Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers comprising our customer base and the breakdown of the customer base among geographical areas. We are exposed to credit risk with respect to foreign exchange contracts in the event of non-performance by the counter parties to these financial instruments, which are major financial institutions. Management believes the likelihood of incurring material losses related to this credit risk is remote.

Other comprehensive income

Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles in the United States of America are included in comprehensive income but are excluded from net income as these amounts are recorded directly as an adjustment to shareholder's equity. Our other comprehensive income is comprised of foreign currency translation adjustments and minimum pension liabilities adjustments.

Financial instruments

Our financial instruments recorded on the consolidated balance sheet include cash, accounts receivable, accounts payable, accrued liabilities and debt obligations.  The book values of cash, accounts receivable and payable, advance billings, accrued liabilities, due to parent and bank indebtedness are considered to be representative of fair values because of the short-term to maturity of these instruments.  The fair values of the long-term debt are based on rates available to us for debt with similar terms and maturities.

We adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) as amended by SFAS 137 and SFAS 138 and as interpreted by the Derivatives Implementation Group, effective as of January 1, 2001.  SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities.  SFAS 133 requires that an entity recognizes all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value.  SFAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of their effectiveness in order to qualify for hedge accounting.

Certain contracts that meet the definition of a derivative under SFAS 133 may qualify as a normal purchase or a normal sale.  A normal purchase or a normal sale is excluded from the scope of SFAS 133.  Specific criteria must be met and documented in order for a contract that would otherwise be regarded as a derivative to qualify as a normal purchase or normal sale.  We have evaluated our commodity contracts to determine if they meet the definition of a derivative and qualify as a normal purchase or normal sale.

We have not designated any of our derivatives as qualifying hedge instruments under SFAS 133.  Gains and losses related to the fair value adjustment of all derivative instruments are classified in the consolidated statement of income and cash flows in accordance with the earnings treatment of the hedged transaction.  We evaluated our contracts for "embedded" derivatives, and considered whether any embedded derivatives would have to be separated, from the host contracts in accordance with SFAS 133 requirements.

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TRENCH ELECTRIC B.V.

Accounting developments

In June 2001, the FASB approved SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS No. 142 applies to all acquired intangible assets whether acquired alone, as part of a group, or in a business combination. SFAS No. 142 supersedes APB Opinion No. 17, “Intangible Assets” and requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment annually, or more frequently if impairment indicators arise.  This statement is effective for fiscal years beginning after December 15, 2001.  As a consequence, amortization of goodwill has ceased on the first of January 2002.  We have set out the impact of SFAS 142 in note 10.

In July 2001, FAS 143, “Accounting for Asset Retirement Obligations,” was issued.  This requires recording the fair value of a liability for an asset retirement obligation in the period incurred.  The amount recorded as a liability is capitalized by increasing the carrying amount of the related long-lived asset, which is then depreciated over its useful life.  If the liability is settled for an amount other than the recorded balance, either a gain or loss will be recognized at settlement.  The standard is effective for fiscal years beginning after June 15, 2002, with earlier application permitted.  We are presently evaluating the impact of this standard on our financial position and results of operations.

In August 2001, FAS 144, “Accounting for the Impairment or Disposal of Long-lived Assets,” was issued.  FAS 144 establishes a single accounting model, based on the framework established in FAS 121, for the disposal by sale of long-lived assets.  The standard is effective for fiscal years beginning after December 15, 2001.  We adopted FAS 144 effective January 1, 2002 and it did not have a material effect on our financial position, results of operations or liquidity.

In April 2002, FAS 145, “Rescission of FAS 4, 44 and 64, Amendment to FAS 13, and Technical Corrections,” was issued.  This standard updates, clarifies and simplifies existing accounting pronouncements.  It rescinds FAS 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related taxes.  Upon adoption, the criteria in APB 30 will be used to classify such gains and losses.  Gains or losses on extinguishments of debt that were classified as extraordinary in prior periods presented that do not meet APB 30 criteria for classification as extraordinary must be reclassified into earnings from operations.  FAS 145 also rescinds FAS 64, which amended FAS 4 and FAS 44, which established accounting requirements for the transition of the Motor Carrier Act of 1980.  FAS 145 amends FAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions.  We must adopt this standard by fiscal 2003.  We believe that this standard will not have a material impact on our financial position and results of operations.

In July 2002, FAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” was issued.  This addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).”  FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and that an entity’s commitment to a plan, by itself, does not create a present obligation to others.  We must adopt this standard for exit or disposal activities that are initiated after December 31, 2002.  We are currently evaluating the effect that this standard will have on our financial position and results of operations.

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3.

ACQUISITIONS

In April 2000, we acquired the assets and related technology of a manufacturer of bushings, “The Bushing Company,” a division of VATech in the UK for consideration of $11,483.  The excess of the purchase price over the fair value of identifiable net assets was $6,816. As of January 1, 2002, we ceased to record goodwill amortization as per SFAS 142.

In August 2000, we increased our shareholding in the existing Chinese joint venture, MWB Shanghai Co. Ltd. (“Trench China (Shanghai)”), from 40% to 65%. Trench China (Shanghai) produces instrument transformers.  This purchase was recorded as a component of a step acquisition.  Accordingly, the excess of the purchase price over 25% of the fair value of the identifiable net assets is $226 and represents goodwill.  As of January 1, 2002, we ceased to record goodwill amortization as per SFAS 142.  The net cash consideration for this transaction was $2,424.

On November 26, 2001 we completed the acquisition of the 50.4% voting equity interests consisting of 16,997 common shares in the "Fushun Reyrolle Bushing Company Limited" joint venture from VA Tech.  On April 21, 2001, Trench UK signed agreements with VA Tech and Fushun Electric Porcelain Works ("Fushun Electric"), pursuant to which Trench UK would acquire VA Tech's 50.4% equity interest in Fushun Reyrolle Bushing Company Limited, a joint venture company organized under the laws of the People's Republic of China and owned jointly by VA Tech and Fushun Electric, for a purchase price of approximately £1 million ($1,454).  The excess of the purchase price over the fair value of identifiable fixed assets was $69 and represents goodwill.  As of January 1, 2002, we ceased to record goodwill amortization as per SFAS 142.

The businesses acquired during 2000 and 2001 have been fully consolidated using the purchase method from the dates that the responsibilities for operations were transferred to us.

4.

INVENTORIES

Inventories by major category were as follows:

	Sept. 28	Dec. 31
	2002	2001
Raw materials	$ 24,044	$ 22,932
Work-in-process	12,932	11,326
Finished goods	4,799	3,874
	41,775	38,132
Less: provision	1,922	2,188
	$ 39,853	$ 35,944

5.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment by major classification were as follows:

	Sept. 28	Dec. 31
	2002	2001
Land	$ 20,753	$ 18,771
Buildings	31,463	28,822
Machinery and equipment	44,294	39,427
	96,510	87,020
Less: accumulated depreciation	29,993	21,983
	$ 66,517	$ 65,037

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6.

GOODWILL

Goodwill, net of accumulated amortization, was as follows:

	Sept. 28	Dec. 31
	2002	2001
Goodwill	$ 135,625	$ 129,510
Less: accumulated amortization	15,073	14,128
	$ 120,552	$ 115,382

7.

LONG-TERM DEBT

Long-term debt consisted of the following:

	Sept. 28 2002	Dec. 31 2001	Currency Denomination
10 ¼% Senior subordinated notes	$ 150,915	$ 150,915	U.S. dollars

CIBC World Markets PLC Term Facility	20,036	21,121	U.S. dollars/Euros/GBP (£)
Other ICBC Bank Shanghai Branch	7,207	7,207	Chinese renminbis
Bank of China	1,864	1,502	Chinese renminbis
Agence Rhin Meuse	782	711	Euros
SEC Finance Company	121	121	Chinese renminbis
Total long-term debt	180,925	181,577
Less: current portion of long-term debt	12,898	10,885
Non-current portion of long-term debt	$ 168,027	$ 170,692

In 1997 we issued 10¼ percent Senior Notes due 2007 (the “Notes”) in the aggregate amount of $160,000, which are listed on the Luxembourg Stock Exchange.  In 2000, $9,085 of the Notes were repurchased on the open market.

In 2000, we entered into a Facilities Agreement dated April 18, 2000 (“Facilities Agreement”) with our senior lenders, arranged by CIBC World Markets PLC, providing for Term Loan Facilities and Revolving Credit Facilities.

8.

FINANCIAL INSTRUMENTS

The carrying amounts and fair values of our significant on-balance sheet financial instruments were as follows at September 28, 2002 and December 31, 2001:

	2002		2001
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	$ 16,539	$ 16,539	$ 11,729	$ 11,729
Trade receivables and other current assets	65,001	65,001	70,354	70,354
Bank indebtedness	-	-	10,699	10,699
Accounts payable, accrued liabilities, advance billings, income tax payable and due to parent	72,699	72,699	65,398	65,398
Long-term debt (including current portion)	180,925	152,251	181,577	134,793
Foreign currency forward contracts	135	135	41	41

Valuation of Derivative Instruments

The fair value of derivative instruments is sensitive to movements in the underlying market rates and variables.  We monitor the fair value of derivative instruments on a periodic basis.  Foreign currency and commodity forwards are valued using forward rates observed from quoted prices in the relevant markets when possible.  We assume that parties to long-term contracts are economically rational and will

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immediately exercise early termination rights if economically beneficial when such rights exist in the contract.

9.

CAPITAL LEASES

We are committed under various capital leases for plant and equipment.  The future minimum annual payments under capital leases are approximately as follows:

2002	$ 151
2003	571
2004	110
2005	16
2006	-
2007	-
848
Imputed interest	(77) $ 771

10.

CHANGE IN ACCOUNTING PRINCIPLE

In July 2001, the FASB issued FAS 142, “Goodwill and Other Intangible Assets.”  According to this statement, goodwill and intangible assets with indefinite lives are no longer subject to amortization, but rather an annual assessment of impairment by applying a fair-value-based test. The statement requires a test for impairment to be performed annually, or immediately if conditions indicate that such an impairment could exist.

We adopted the statement effective January 1, 2002.  As a result of adopting FAS 142 we will no longer record goodwill amortization of approximately $3.5 million per year on unamortized goodwill at December 31, 2001 of $115.4 million.  We have completed the transitional goodwill impairment tests as required under FAS 142 and no impairment was identified.

The following table provides the comparable effects of the adoption of FAS 142 for the nine months ended September 28, 2002 and September 30, 2001.  In 2002, the reported net income figure is without any goodwill amortization, whereas in 2001, the reported net income figure is net of goodwill amortization.

(in thousands, except per share data)

	2002	2001
Net income (loss), after goodwill amortization	$ 117	$ (14,074)
Add back: goodwill amortization	2,700	2,677
Adjusted net income (loss) before goodwill amortization	$ 2,817	$ (11,397)

Basic and diluted earnings (loss) per share:
Income (loss) per common share before
minority interest, after goodwill amortization	$ 64.00	$ (399.71)
Add back: goodwill amortization	67.50	66.93
Adjusted income (loss) per share before minority interest	$ 131.50	$ (332.78)

Net income (loss) per common share,
before change in accounting principle	$ 2.93	$ (351.86)
Add back: goodwill amortization	67.50	66.93
Adjusted net income (loss) per common share before goodwill amortization	$ 70.43	$ (284.93)

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Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion generally relates to the historical combined results of operations and financial condition of our group of companies and should be read in conjunction with the unaudited financial information included elsewhere in this document.

General

We are a world leader in the design, manufacture and sale of engineered products for high voltage applications in electric utility and high energy industrial systems.  We operate a global business, with sales that are widely diversified by geographic region and by product line.  Our principal customers are electric utilities and contractors that provide power systems and equipment for use in utility and industrial systems.  We also sell to original equipment manufacturers of electrical equipment.

A significant portion of our sales to developed markets such as North America and the European Community consists of the sale of replacement equipment. Our sales to the rest of the world consist primarily of the sale of equipment related to new construction.  Although historically sales have been relatively stable, individual markets, or customers can vary significantly from period to period, particularly in less developed markets given the project nature of power transmission construction.  In addition, the mature markets of North America and Western Europe are experiencing increased demand for high accuracy measurement transformers as a part of the process of utility deregulation.  Recent developments in the independent power producers market as well as the California deregulation issues have led to a slow down in investment in generation and in the global trend towards privatization.

Our business is also significantly impacted by prevailing legal, regulatory and economic conditions in the electric power industry, which has been characterized by dramatic change in recent years, including deregulation, privatization and restructuring.  These changes have increased competition among our principal end-user customers, particularly in developed markets, and the attendant uncertainties regarding the outcome of these trends initially resulted in temporarily reduced growth of expenditures on electricity generation, transmission and distribution infrastructure.

2002 Compared to 2001

Results of Operations

Third Quarter of 2002 Compared with Third Quarter of 2001

Third Quarter (in millions of U.S. dollars)

2002

2001

       Change

Sales

$60.0

$52.1

                       15.2%

Sales for the third quarter of 2002 were $60.0 million, an increase of 15.2% from the third quarter of 2001.  Excluding the effect of currency fluctuations, sales in the third quarter of 2002 increased 10.6% from the third quarter of 2001 due to an increase in the sales of the core product lines, but primarily the transmission products.  The increased sales in China accounted for 8.1% of the 15.2% sales increase from the prior year, due to an increase in sales from Trench China (Shanghai) and from Fushun of $2.3 million and $1.9 million, respectively. Fushun became part of Trench at the end of November 2001.

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Third Quarter (in millions of U.S. dollars)

2002

2001

       Change

Gross Profit

$16.5

$14.2

                       16.2%

Percentage of net sales

 27.6%

27.3%

Gross Profit for the third quarter of 2002 was $16.5 million, an increase of $2.3 million from the third quarter of 2001. Excluding the effect of currency fluctuations, gross profit increased by $1.1 million or 7.5% from the same period in 2001. Gross profit as a percentage of sales in the third quarter of 2002 was 27.6% compared with 27.3% in the third quarter of 2001.  The majority of the change was due to the units in China, which accounted for $1.5 million or  10.6% out of the increase of 16.2%.  Fushun became part of the Group at the end of November, 2001.

Third Quarter (in millions of U.S. dollars)

2002

2001

       Change

Selling, general and administrative

expenses (including restructuring)

$11.3

$11.2

                        1.3%

Percentage of net sales

 18.9%

21.5%

Selling, general and administrative

expenses (excluding goodwill amortization

in 2001 and including TSF integration

charges in 2001)

$ 11.3

$ 10.3

                       10.2%

Percentage of net sales

18.9%

  19.8%

Selling, general and administrative

expenses (excluding TSF integration charges

and excluding goodwill amortization)

$ 11.3

$ 9.6

                       18.7%

Percentage of net sales

18.9%

  18.4%

Selling, general and administrative expenses in the third quarter of 2002 were $11.3 million, an increase of $0.1 million from the third quarter of 2001. Excluding the effect of currency fluctuations, selling, general and administrative expenses in the third quarter of 2002 increased by $0.05 million.  Selling, general and administrative expenses as a percentage of sales for the third quarter of 2002 at 18.9% is slightly lower than the percentage achieved in the third quarter of 2001 of 21.5%. The major reason for this increase in selling, general and administrative expenses in 2002 is that the 2001 results includes $0.7 million in restructuring charges (none in 2002).  Excluding the restructuring charges, selling, general and administrative expenses as a percentage of sales in the third quarter of 2001 was 20.1%.  Also as explained in Note 10, in 2002, the selling, general and administrative expenses no longer includes a charge for amortization of goodwill.  If this charge were included in 2002, then the selling, general and administrative expenses would have been $0.9 million higher at $12.2 million or 20.3%.

Third Quarter (in millions of U.S. dollars)

2002

2001

       Change

Operating Income

$5.2

$3.0

71.1%

Percentage of net sales

8.7%

5.8%

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TRENCH ELECTRIC B.V.

Operating Income.  Operating income in the third quarter of 2002 was $5.2 million, an increase of $2.2 million from the third quarter of 2001. Excluding the effect of currency fluctuations, in the third quarter of 2002 operating income increased by $1.0 million or 33.5%.  The operating income in the third quarter of 2001 included a restructuring charge of $0.7 million. Excluding the effect of the restructuring and the absence of goodwill amortization in 2002, operating income as a percentage of net sales would have been similar to the 2001 figure.  Refer to the gross profit, restructuring expenses, and the selling, general and administrative expenses sections above for more details.

2002 Compared to 2001

Results of Operations

First Three Quarters of 2002 Compared with First Three Quarters of 2001

First Three Quarters (in millions of U.S. dollars)

2002

2001

       Change

Sales

$188.5

$160.3

                       17.6%

Sales for the first three quarters of 2002 were $188.5 million, an increase of $28.2 million or 17.6% from 2001.  Excluding the effect of currency fluctuations, sales in the first three quarters of 2002 increased 17.0% from the first three quarters of 2001 primarily due to an increase in transmission and coil sales.  Of the increase of $28.2 million, about $8.7 million came from Trench China (Shanghai) and $5.6 million came from Fushun, which became part of the Group in the at the end of November, 2001.

First Three Quarters (in millions of U.S. dollars)

2002

2001

       Change

Gross Profit

$57.0

$45.6

                       25.1%

Percentage of net sales

 30.3%

28.4%

Gross Profit for the first three quarters of 2002 was $57.0 million, an increase of $11.4 million from the first three quarters of 2001. Excluding the effect of currency fluctuations, gross profit increased by $9.8 million or 21.4% from the same period in 2001 mainly due to higher overall sales. Gross profit as a percentage of sales in the first three quarters of 2002 was 30.3% compared with 28.4% in the first three quarters of 2001 due to a change in sales mix and improved margins from the Chinese units.

First Three Quarters (in millions of U.S. dollars)

2002

2001

       Change

Selling, general and administrative

expenses (including restructuring)

$ 34.8

$ 34.2

                        1.7%

Percentage of net sales

 18.5%

21.3%

Selling, general and administrative

expenses (excluding goodwill

amortization in 2001 and including

 TSF integration charges in 2001)

$ 34.8

$ 31.5

                       10.4%

Percentage of net sales

 18.5%

  19.7%

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TRENCH ELECTRIC B.V.

Selling, general and administrative

expenses (excluding TSF integration charges

and excluding goodwill amortization )

$ 34.8

$ 29.0

                       19.9%

Percentage of net sales

  18.5%

  18.1%

Selling, general and administrative expenses in the first three quarters of 2002 were $34.8 million, an increase of $0.6 million from the first three quarters of 2001. Excluding the effect of currency fluctuations, selling, general and administrative expenses in the first three quarters of 2002 decreased by $0.3 million or 0.8%.  Selling, general and administrative expenses as a percentage of sales for the first three quarters of 2002 at 18.5% is better than the percentage achieved in the first three quarters of 2001 at 21.3%.  In 2001, there was a restructuring charge for $2.5m (2002 - $NIL).  In addition, in 2002 goodwill amortization is no longer allowable as an expense.  In 2001, the goodwill amortization was $2.7 million.  If the effects of the restructuring and goodwill amortization were removed, then the selling, general and administrative expenses as a percentage of sales for the first three quarters of 2002 at 18.5% would be slightly higher than the percentage achieved in the first three quarters of 2001 at 18.1%.  Refer to the above section for the three months ending September 2002 for more information.

Gain on sale of assets.  In the second quarter of 2002, Trench Limited in Canada sold the AVC product line to a third party, which generated a gain of $0.35 million (2001 - $NIL).  Please refer to Part II, item 5 for more information.

First Three Quarters (in millions of U.S. dollars)

2002

2001

Change

Operating Income

$22.6

$11.4

   98.6%

Percentage of net sales

12.0%

7.1%

Operating Income.  Operating income in the first three quarters of 2002 was $22.6 million, an increase of $11.2 million from the first three quarters of 2001. Excluding the effect of currency fluctuations, the first three quarters of 2002 operating income increased by $10.4 million or 91.3%.  Operating income improved in all geographic segments.  The operating income in the first three quarters of 2001 included a restructuring charge of $2.5 million.  Excluding the effect of the restructuring, 2001 operating income as a percentage of net sales would have been 8.6%.  Excluding the effects of the restructuring and goodwill amortization, 2001 operating income as a percentage of net sales would have been 10.3%.  As discussed, in 2002, there were no restructuring charges or goodwill amortization charges.  Thus, a more direct comparison excluding restructuring charges and goodwill amortization would be operating income as a percentage of sales to 12.0% in 2002 versus 10.3% in 2001.  Refer to the sections above regarding gross profit, restructuring expenses, and selling, general and administrative expenses for more details.

Financial Condition and Liquidity

As at September 28, 2002, our consolidated total debt and accumulated cash were $180.9 million and $16.5 million, respectively, whereas at December 31, 2001, our consolidated total debt and accumulated cash were $192.3 million and $11.7 million, respectively.  At September 28, 2002, $34.0 million, excluding letters of credit and bank guarantees, was available to us for borrowing under a Revolving Credit Facility governed by the Facilities Agreement dated April 18, 2000 (“Facilities Agreement“) with our senior lenders, arranged by CIBC World Markets Plc, providing for Term Loan Facilities and Revolving Credit Facilities.  Of the $34.0 million available, $6.8 million is a restricted revolving credit facility, and we would require the consent of our senior lenders to access this portion (December 2001 - $7.2 million).  If letters of credit and bank guarantees are taken into account, the net available revolving credit facility, without including the restricted element, was $14.0 million compared to $2.0 million in December 2001.

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TRENCH ELECTRIC B.V.

We have complied with the various financial covenants in our Facilities Agreement.  We have taken account of amendment and waiver letters received from our senior lenders and we currently anticipate remaining in compliance with these covenants.  The amendment permits us to take into EBITDA the entire gain on the sale of certain technologies in connection with our Chinese operation, over the six quarters ending March 2002 (for covenant calculation purposes only). Our senior lenders consented to this amendment on the basis that substantially all of the gain has already been realized in cash.  Under U.S. GAAP the gain will be recognized over a 10-year period.

In addition our senior lenders have agreed that both the cash costs and the profit and loss write-offs associated with the reorganization in Switzerland can be excluded from all covenant calculations as originally defined.  Items associated with the reorganization in Switzerland were subject to separate additional covenant tests, which have been complied with.

The amendment also creates additional flexibility under the capital expenditures covenant in connection with the proposed capital expenditures in China.  The original capital expenditure covenant was set prior to Trench China (Shanghai) being consolidated into our results.

The senior lenders have also agreed that the usage of fixed foreign exchange rates as applied in calculating the financial covenants may be used to calculate the interest coverage and leverage ratios for the year 2001.  This does not include the cash flow to debt service covenant, which remains unchanged.  This mechanism anticipated and allowed for an extension that would need to be agreed to by the senior lenders.

Notwithstanding the foregoing, there can be no guarantee we will remain in compliance with our financial covenants.  Failure to remain in compliance, or to obtain additional waivers, would have a material adverse effect on our liquidity.

Our primary sources of liquidity are cash flows from operations and borrowings under the Revolving Credit Facility of the Facilities Agreement.  We are forecasting positive cash flows from operations in 2002, although there can be no assurances that our cash flows in 2002 will be positive or sufficient to meet our requirements.  We believe that cash generated from operations, together with borrowings under the revolving credit facility, will be sufficient to meet our working capital, capital expenditure and debt servicing needs for the foreseeable future.

NOTE: THIS DOCUMENT CONTAINS “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS.  ALL STATEMENTS CONTAINED IN THIS DOCUMENT, OTHER THAN HISTORICAL INFORMATION, SHOULD BE VIEWED AS “FORWARD-LOOKING STATEMENTS.”  IN ADDITION, WE OR OUR REPRESENTATIVES MAY FROM TIME TO TIME MAKE ORAL OR WRITTEN STATEMENTS, WHICH SHOULD ALSO BE CONSIDERED “FORWARD-LOOKING STATEMENTS.”  THESE STATEMENTS REPRESENT MANAGEMENT’S CURRENT EXPECTATIONS AND BELIEFS CONCERNING FUTURE EVENTS IMPACTING US AND THEREFORE INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES.  MANAGEMENT ACKNOWLEDGES THAT “FORWARD-LOOKING STATEMENTS” ARE NOT GUARANTEES AND THAT ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED.  A VARIETY OF FACTORS COULD CAUSE BUSINESS CONDITIONS AND OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPECTED BY US OR EXPRESSED IN OUR FORWARD LOOKING STATEMENTS. THESE FACTORS INCLUDE WITHOUT LIMITATION, CHANGES IN MARKET PRICE OR MARKET DEMAND; CHANGES IN RAW MATERIAL COSTS OR AVAILABILITY; LOSS OF BUSINESS FROM CUSTOMERS; UNANTICIPATED EXPENSES; CHANGES IN FINANCIAL MARKETS; FOREIGN CURRENCY CHANGES; POTENTIAL EQUIPMENT MALFUNCTIONS; AND THE OTHER FACTORS DISCUSSED IN OUR FORM 20F FOR THE YEAR ENDED DECEMBER 31, 2001.

WHILE WE PERIODICALLY REASSESS MATERIAL TRENDS AND UNCERTAINTIES AFFECTING OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION IN CONNECTION WITH THE PREPARATION

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TRENCH ELECTRIC B.V.

OF MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION AND CERTAIN OTHER SECTIONS CONTAINED IN OUR QUARTERLY, ANNUAL OR OTHER REPORTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WE DO NOT INTEND TO REVIEW OR REVISE ANY PARTICULAR FORWARD LOOKING STATEMENT IN LIGHT OF FUTURE EVENTS.

Item 3.  Quantitative and Qualitative Disclosures about Market Risk

As a result of our global operating and financial activities, our Group is exposed to changes in interest rates and foreign currency exchange rates that may adversely affect our results of operations and financial position.  In seeking to minimize the risks and/or costs associated with such activities, we have managed exposure to changes in interest rates and foreign currency exchange rates through our regular operating and financing activities.

Interest Rate Risk

Our exposure to changes in interest rates results from our borrowing activities used to meet our liquidity requirements.  Long-term debt is generally used to finance long-term investments, while short-term debt is used to meet working capital requirements.

The majority of the long-term borrowings are in fixed-rate instruments that are not exposed to changes in interest rates.  Other long-term and short-term borrowings have floating interest rates (e.g. LIBOR plus 2.0% to 2.5%).  There is inherent rollover risk for short-term borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements.  Assuming an interest rate increase of 1% on the outstanding Term Loan Facility and Revolving Credit Facility, as at September 28, 2002, the additional annualized interest costs would be approximately $0.20 million (2001 - $0.32 million).

Foreign Currency Exchange Rates

We conduct our business internationally, and our principal manufacturing and sales operations are located in Austria, Brazil, Canada, China, England, France, Germany, Malaysia, Switzerland and the United States.  For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency.  Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of our international operations are maintained affect our results of operations and financial position as reported in our financial statements.

Our long term debt is denominated in U.S. dollars, Euros, British Pounds and Chinese renminbis, while the subsidiary operations account for their businesses in local currencies; namely, Brazilian reals, Canadian dollars, Chinese renminbis, Euros, Swiss Francs, British pounds and U.S. dollars.  Only as payments are made against long term debt over the next several years will an actual loss or gain crystallize.  We also utilize U.S. denominated borrowings as well as foreign currency denominated borrowings to fund our working capital and investment needs.

We enter into foreign currency forward contracts to manage foreign currency exposures related to sales to foreign customers.  These contracts are designed to hedge firm commitments to pay European, Asian, Australian and North American currencies within a one-year period.  The maturities of these contracts coincide with the receipts of the foreign funds.

As at September 28, 2002, the net foreign currency gains as reported in the financial statements were $1.0 million, mainly due to the strengthening of the Euro and Canadian dollar versus the U.S. dollar.  We would be subject to a foreign currency exchange loss of approximately $7.5 million on the senior subordinated notes, assuming a 5% foreign currency exchange devaluation from the September 28, 2002 spot rates of the issuers, vis-á-vis the U.S. dollar.

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TRENCH ELECTRIC B.V.

Item 4. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures.  The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a – 14(c) and 15d – 14(c)) as of a date within 90 days of the filing date of the quarterly report, have concluded that the Company’s disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this quarterly report is being prepared.

Changes in Internal Controls.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect the Company’s disclosure controls and procedures subsequent to the evaluation date, nor any significant deficiencies or material weaknesses in such disclosure controls and procedures requiring corrective actions.

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TRENCH ELECTRIC B.V.

PART II: OTHER INFORMATION

Item 1.

Legal Proceedings

Neither Trench Electric nor any of our subsidiaries is currently a party to any pending legal proceedings other than such proceedings that have arisen in the ordinary course of business.  Our management believes that such proceedings if resolved adversely to us would not, individually or in the aggregate, have a material adverse effect on the consolidated financial position or results of operations of our Group.

Item 2.  Changes in Securities and Changes in Security for Registered Securities

None

Item 3.  Defaults Upon Senior Securities

None

Item 4.  Submission of Matters to a Vote of Senior Holders

None

Item 5.  Other Information

Trench Limited completed the sale of its Adaptive VAR Compensator Product line to S&C Electric Company on June 12, 2002.  The proceeds of the sale were $0.85 million and the net gain is recorded as $0.35 million, after providing for potential related costs.

Trench Electric S.A. and Trench Inc., two wholly owned subsidiaries of the Company, issued senior subordinated notes to the value of $160 million which are fully and unconditionally guaranteed on an unsecured, senior subordinated basis by our Group and each of our material members, other than Trench France S.A., Finatrench (France) S.A., Trench China (Shanghai), Trench Brasil and Fushun.  We have assessed our ongoing obligation to add material subsidiaries (where permitted by local law) as guarantors of the notes as reported in our 20-F for the year ended 2001.  Based on this assessment, we completed the registration of Trench UK as a guarantor with the bond trustee in May 2002.  We cannot, however, add Trench China in Shanghai or The Fushun Reyrolle Bushing Company as guarantors because Chinese regulations currently prevent these joint ventures from guaranteeing the notes.  Furthermore, we have determined, after careful review, that Trench Brasil is not a material subsidiary.  Accordingly, we will not be registering Trench China, Fushun or Trench Brasil as guarantors at this time.  We will, however, continue to review the status of regulations in China and the materiality of Trench Brasil to our overall operations and will, when possible or required, add those subsidiaries as guarantors.

Management continues to make progress towards completing the acquisition by Trench Canada of an additional share of 14.6% from Fushun Electric Porcelain Works’ ("Fushun Electric") holding in the "Fushun Reyrolle Bushing Company Limited" joint venture.  Trench Canada signed an equity transfer agreement dated September 27, 2002 with Fushun Electric Porcelain Works ("Fushun Electric"), pursuant to which Trench would acquire a further 14.6% equity interest in Fushun Reyrolle Bushing Company Limited, a joint venture company organized under the laws of the People's Republic of China and owned jointly by Trench and Fushun Electric, for a purchase price of $0.76 million.  Under the terms of the existing joint venture agreement, the Fushun Municipal Commission on Foreign Trade and Economic Cooperation and other governmental authorities have to approve the transfer of the ownership

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TRENCH ELECTRIC B.V.

interests prior to Trench Canada having to pay the purchase price and the acquisition becoming effective. Such approval is fundamental, and the transaction will not be considered as completed until this approval has been obtained.

We have material contracts with respect to the increase in the share capital of MWB Shanghai Co. Ltd. In an agreement with Shanghai Instrument Transformer Works (SITW), dated April 16, 2002 but effective upon the approval of the Chinese authorities and fulfillment of other conditions, we will pay $0.98 million for new shares of our 65% owned joint venture.  SITW will subscribe for $0.53 million of new shares in the joint venture.  After the new capital investment, our ownership percentage in MWB Shanghai Co. Ltd. will remain the same at 65%.

Our Canadian subsidiary is in the process of selling certain coil technology to a third party for an undisclosed sum.

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TRENCH ELECTRIC B.V.

Item 6.  Exhibits and Reports on Form 8-K

(a)

Exhibits:

Item No.		Location of Document in Sequential Numbering System
3.1	Articles of Association of Trench Electric B.V.	(1)
4.1	Indenture dated as of December 16, 1997 among Trench Electric B.V., Trench Inc., Trench Electric S.A., Trench Limited, Haefely Trench AG, Haefely Trench Austria GmbH, Haefely Trench MWB GmbH, and The Chase Manhattan Bank, as trustee.	(1)
4.2	Form of 10 ¼% Senior Subordinated Note.	(1)
4.3	Registration Rights Agreement dated as of December 11, 1997 among Trench Electric B.V., Trench Inc., Trench Electric S.A., Trench Limited, Haefely Trench AG, Haefely Trench Austria GmbH, Haefely Trench MWB GmbH and Credit Suisse First Boston Corporation.	(1)
4.4	Purchase Agreement dated as of December 11, 1997 among the Issuers, the Guarantors, and Credit Suisse First Boston Corporation.	(1)
4.5	Asset Purchase Agreement dated July 1, 1999 by and between Haefely Test AG, a Swiss Corporation and Trench Switzerland AG, a Swiss Corporation.	(2)
4.6	Facilities Agreement in relation to a US$25,000,000 Term Facility and a US$25,000,000 Revolving Credit Facility between Trench Electric Holding BV as parent along with Original Borrowers and Guarantors and Charging Companies and CIBC World Markets Plc.	(2)
4.7	Asset Sale and Purchase Agreement dated April 18, 2000 by and between VA Tech Reyrolle Limited, VA Tech Properties (UK) Limited, VA Tech Elin Service B.V., Trench (UK) Limited and Trench Limited.	(2)
4.8	CVT Base Box Technology Head-Licence Agreement dated March 3, 2000 by and between Trench Limited, Shanghai Instrument Transformer Works and Shanghai Sitico International Trading Company	(2)
4.9	Bushing Technology Head-Licence Agreement dated March 3, 2000 by and between Trench Switzerland AG, Shanghai Instrument Transformer Works and Shanghai Sitico International Trading Company	(2)
5.0	Restated Articles of Association for MWB (Shanghai) Co., Ltd. to be renamed Trench China Ltd. dated March 3, 2000.	(2)
5.1	Restated Equity Joint Venture Contract for MWB (Shanghai) Co., Ltd. to be renamed Trench China Ltd. dated March 3, 2000 among Shanghai Instrument Transformer Works, Trench Germany GmbH, Trench Switzerland AG, and Trench Limited.	(2)
5.2	Agreement to Amend the Joint Venture Contract, Articles of Association and Related Agreement of Fushun Reyrolle Bushing Company Limited dated 21 April 2001.	(2)

(b)

Reports on Form 8-K:

Not applicable.

____________

(1)

Incorporated by reference to the Company’s Form F-4 Registration Statement No. 333-8334

(2)

Incorporated by reference to the Company’s prior Form 20F and Form 6K Reports.

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TRENCH ELECTRIC B.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26th, 2002	Trench Electric B.V.
Registrant

By: s/n/s Michael John Bissell
Michael John Bissell Group Finance Director

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